Evotec Aktiengesellschaft

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

March 25, 2008

VIA EDGAR AND FACSIMILE (202) 772-9217

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sebastian Gomez Abero

Re:	Evotec Aktiengesellschaft
Registration Statement on Form F-4, Amendment No. 4
File No. 333-148488
Filed March 21, 2008

Mr. Gomez Abero:

With respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Evotec AG (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 4:00PM EDT on Tuesday March 25, 2008, or as soon as practicable thereafter.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Staff in meeting the timetable described above is very much appreciated.

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If you have any questions or comments regarding the Registration Statement or this request, kindly contact Daniel H. Follansbee at 617-348-4474, or Theodore M. Grannatt at 617-348-4410. Thank you for your time and attention.

Very truly yours,

//s// Klaus Maleck

Dr. Klaus Maleck

cc:	Jeffrey P. Riedler
Dana Hartz
Donald Abbott
Securities and Exchange Commission

Jörn Aldag
Christian von Spiegel
Jan Thyen
Evotec AG

Stanford N. Goldman Jr.
Daniel H. Follansbee
Eric J. Loumeau
Theodore M. Grannatt
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Donald Guiney
Oren Bechor
Freshfields Bruckhaus Deringer London

George Fraley
Jeff Farrow
Renovis, Inc.

Mark Roeder
Kathleen Wells
Latham & Watkins LLP